As filed with the Securities and Exchange Commission on July 19, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

INTERNATIONAL ASSETS HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	59-2921318
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

220 E. Central Parkway

Suite 2060

Altamonte Springs, Florida 32701

(407) 741-5300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sean O’Connor, Chief Executive Officer

International Assets Holding Corporation

220 E. Central Parkway

Suite 2060

Altamonte Springs, Florida 32701

(407) 741-5300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alfred G. Smith, Esq.

Shutts & Bowen LLP

201 S. Biscayne Boulevard

1500 Miami Center

Miami, Florida 33131

(305) 358-6300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $0.01 par value per share	78,125	$24.11	$1,883,593.75	$57.83

(1)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) and is based on the average of the high and low prices of the Company’s common stock as reported on The NASDAQ Capital Market on July 18, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 19, 2007

INTERNATIONAL ASSETS HOLDING CORPORATION

78,125 Shares

Common Stock

This prospectus will be used by selling stockholders named in this prospectus to resell the shares of our common stock currently held by such stockholder.

Our common stock is listed in The NASDAQ Capital Market under the symbol “IAAC.” On July 11, 2007, the last reported sale price of our common stock on The NASDAQ Capital Market was $23.26 per share.

The selling stockholders may offer and sell common stock from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or negotiated prices. The selling stockholders may sell all or a portion of the common stock in market transactions on The NASDAQ Capital Market; in privately negotiated transactions; through the writing of options; in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; through broker-dealers, which may act as agents or principals; directly to one or more purchasers; through agents; or in any combination of the above or by any other legally available means. The selling stockholders will receive all of the proceeds from the sale of the common stock. We will not receive any proceeds from any such sales.

An investment in our common stock is subject to certain risks. See “ Risk Factors” beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated [                    ], 2007.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used when it is legal to sell these securities. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

THE OFFERING

Maximum number of shares of our common stock to be sold by selling stockholders	78,125 shares of common stock, $0.01 par value per share.

Use of proceeds	We will not receive any proceeds from this offering.

NASDAQ symbol for our common stock	Our common stock is listed on The NASDAQ Capital Market under the symbol “IAAC.”

THE COMPANY

We are a financial services group focused on select international markets. We commit our own capital and expertise to market-making and trading of financial instruments, currencies and commodities, and to asset management. Our activities are currently divided into the following five functional areas.

International Equities Market-Making. We are a leading US market maker in select foreign securities, including unlisted American Depository Receipts, foreign common shares and OTC domestic bulletin board stocks. We provide execution and liquidity to national broker-dealers, regional broker-dealers and institutional investors.

International Debt Capital Markets. We actively trade a wide variety of international debt instruments including both investment grade and higher yielding emerging market bonds with particular focus on smaller emerging market sovereign, corporate and bank bonds that trade worldwide on an over-the-counter basis. We also arrange international debt transactions for issuers located primarily in emerging markets. These transactions include bond issues, syndicated loans, asset securitizations as well as forms of other negotiable debt instruments.

Foreign Exchange Trading. We trade select illiquid currencies of developing countries. Our target customers are financial institutions, multi-national corporations, governmental and charitable organizations operating in these developing countries. In addition, we execute trades based on the foreign currency flows inherent in our existing international securities activities. We primarily act as a principal in buying and selling foreign currencies on a spot basis.

Commodities Trading. We provide a full range of over-the-counter precious and base metals trading and hedging capabilities to producers, consumers, recyclers and investors. Acting as a principal, we commit our own capital to buy and sell the metals on a spot and forward basis.

Asset Management. We provide asset management services through INTL Consilium, LLC, an asset management joint venture in which we hold a 50.1% interest, and through two wholly owned subsidiaries— INTL Capital Ltd. and Gainvest S.A. Sociedad Gerente de Fondos Communes de Inversion. INTL Consilium, LLC acts as the investment manager for private investment funds organized by INTL Consilium, LLC and others. INTL Capital Ltd. acts as the investment adviser to INTL Trade Finance Fund Ltd. Gainvest acts as an investment adviser to three investment funds organized and traded in Argentina to high net worth individuals.

Corporation Information

The address of our principal executive offices is 220 E. Central Parkway, Suite 2060, Altamonte Springs, Florida 32701 and our telephone number is (407) 741-5300. Our internet address is www.intlassets.com.

RISK FACTORS

Investing in our common stock involves certain risks. You should consider carefully each of the following risks and all other information included elsewhere or incorporated by reference in this prospectus before deciding to purchase shares of our common stock. If any of the events described below actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly, and you could lose all or part of your investment.

We do not have a consistent history of profitability and our ability to achieve consistent profitability in the future is subject to uncertainty.

During the fiscal year ended September 30, 2006, we had net income of $3.5 million, compared with a net income of $2.6 million in 2005 and a net loss of $(118,000) in the 2004 fiscal year. For the six months ended March 31, 2007, we had a net loss of ($816,000), compared to net income of $2.1 million for the six months ended March 31, 2006.

Our ability to achieve consistent profitability is subject to uncertainty due to the nature of our businesses and the markets in which we operate. In particular, our revenues and operating results may fluctuate significantly in the future because of the following factors:

•	Volatility in the securities and commodities markets in which we operate;

•	Changes in the volume of our market making and trading activities;

•	Changes in the value of our securities positions and our ability to manage related risks;

•	Our ability to manage personnel, overhead and other expenses;

•	Changes in execution and clearing fees;

•	The addition or loss of sales or trading professionals;

•	Changes in requirements; and

•	General economic and political conditions;

Although we are continuing our efforts to diversify the sources of our revenues, it is likely that our revenues and operating results will continue to fluctuate substantially in the future and such fluctuations could result in losses. These losses could have a material adverse affect on our business, financial condition and operating results.

The manner in which we account for our commodities inventory may increase the volatility of our reported earnings in the future.

Our net income is subject to volatility due to the manner in which we report our commodities inventory. This inventory is valued at the lower of cost or market value. The Company generally mitigates the price risk associated with commodities held in inventory through the use of derivatives. This price risk mitigation does not generally qualify for hedge accounting under accounting principles generally accepted in the United States, or GAAP. In such situations, any unrealized gains in inventory are not recognized under GAAP, but unrealized gains and losses in related derivative positions are recognized under GAAP. As a result, the Company’s reported earnings from this business segment are subject to greater volatility than the earnings from our other business segments.

Our substantial indebtedness could adversely affect our financial conditions.

As of March 31, 2007, our total consolidated indebtedness to lenders and noteholders was approximately $68 million, and we expect to increase our indebtedness in the future as we continue to expand our business. Subsequent to March 31, 2007, we established a new $140 million uncommitted credit facility. Our indebtedness could have important consequences to you including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•

requiring that a portion of our cash flow from operations be used for the payment of interest on our debt, thereby reducing our ability to use our cash flow to fund working capital, capital, expenditures, acquisitions and general corporate requirements;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions and general corporate requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and the securities industry;

•	restricting our ability or the ability to pay dividends or make other payments; and

•	placing us at a competitive disadvantage to our competitors that have less indebtedness.

We may be able to incur additional indebtedness in the future, including secured indebtedness. If new indebtedness is added to our current indebtedness levels, the related risks that we now face could intensify.

We face risks associated with our market making and trading activities.

We conduct our market-making and trading activities predominantly as a principal, which subjects our capital to significant risks. These activities involve the purchase, sale or short sale for customers and for our own account of financial instruments, including equity and debt securities, commodities and foreign exchange. These activities are subject to a number of risks, including risks of price fluctuations and rapid changes in the liquidity of markets.

These risks may limit our ability to either resell financial instruments we purchased or to repurchase securities we sold in these transactions. In addition, we may experience difficulty borrowing financial instruments to make delivery to purchasers to whom we sold short, or lenders from whom we have borrowed. From time to time, we have large position concentrations in securities of a single issuer or issuers in specific countries and markets. This concentration could result in higher trading losses than would occur if our positions and activities were less concentrated.

The success of our market-making activities depends on:

•	the price volatility of specific securities;

•	our ability to attract order flow;

•	the skill of our personnel;

•	the availability of capital; and

•	general market conditions.

To attract market-trading and trading business, we must be competitive in:

•	providing enhanced liquidity to our customers;

•	the efficiency of our order execution;

•	the sophistication of our trading technology; and

•	the quality of our customer service.

In our role as a market maker and trader, we attempt to derive a profit from the difference between the prices at which we buy and sell financial instruments. However, competitive forces often require us to:

•	match the quotes other market makers display; and

•	hold varying amounts of securities in inventory.

By having to maintain inventory positions, we are subject to a high degree of risk. We cannot assure you that we will be able to manage our inventory risk successfully or that we will not experience significant losses, either of which could materially adversely affect our business, financial condition and operating results.

We may have difficulty managing our growth.

During the last 3 years, we have experienced significant growth in our business. Our operating revenues grew from $26.1 million in the 2005 fiscal year to $35.9 million in 2006. Operating revenues for the first six months of the 2007 fiscal year were $24 million.

This growth has required and will continue to require us to increase our investment in management personnel, financial and management systems and controls, and facilities. In the absence of continued revenue growth, the costs associated with our expected growth would cause our operating margins to decline from current levels. In addition, as is common in the securities industry, we are and will continue to be highly dependent on the effective and reliable operation of our communications and information systems.

The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented and continue to revise formal compliance procedures.

We cannot assure you that we will be able to manage our growth successfully. Our inability to do so could have a material adverse effect on our business, financial condition and operating results.

Counterparties may fail to pay us.

As a market-maker of OTC and listed securities, the majority of our securities transactions are conducted as principal with broker-dealer counterparties located in the United States. We clear our securities transactions through an unaffiliated clearing broker. Substantially all of our equity and debt securities are held by this clearing broker. Our clearing broker has the right to charge us for losses that result from a counterparty’s failure to fulfill its contractual obligations.

We are responsible for self-clearing our foreign exchange and commodities activities and, in addition, take principal risk to counterparties in these activities. The settlement of exchange traded options is effected through clearing institutions. Any metals or other physical commodities positions are held by third party custodians.

Our policy is to monitor the credit standing of the counterparties with which we conduct business. Nevertheless, one or more of these counterparties may default on their obligations. If any do, our business, financial condition and operating results could be materially adversely affected.

In our equity, debt and commodities trading businesses we rely on the ability of our clearing broker to adequately discharge its obligations on a timely basis. We also depend on the solvency of our clearing broker and custodians. Any failure by the clearing broker to adequately discharge its obligations on a timely basis, or insolvency of the clearing broker or custodian, or any event adversely affecting our clearing broker or custodians, could have a material adverse effect on our business, financial condition and operating results.

Our revenues may decrease due to declines in market volume, prices or liquidity.

Our revenues may decrease due to a decline in market volume, prices or liquidity. Declines in the volume of securities, foreign exchange and commodities transactions and in market liquidity generally may result in lower revenues from market-making and trading activities. Lower price levels of securities and commodities also may result in reduced trading activity and reduce our revenues from market-making transactions. Lower price levels also can result in losses from declines in the market value of securities and commodities held in inventory. Sudden sharp declines in market values of securities and commodities can result in:

•	illiquid markets;

•	declines in the market values of securities and commodities held in inventory;

•	the failure of buyers and sellers of securities and commodities to fulfill their settlement obligations; and

•	increases in claims and litigation.

Any decline in market volume, price or liquidity or any other of these factors could have a material adverse effect on our business, financial condition and operating results.

Our revenues may be impacted by diminished market activity due to adverse economic, political and market conditions.

The amount of our revenues depends in part on the level of activity in the securities, foreign exchange and commodities markets in which we conduct business. The level of activity in these markets is directly affected by numerous national and international factors that are beyond our control, including:

•	economic, political and market conditions;

•	the availability of short-term and long-term funding and capital;

•	the level and volatility of interest rates;

•	legislative and regulatory changes; and

•	currency values and inflation.

Any one or more of these factors may contribute to reduce the level of activity in these markets, which could result in lower revenues from our market-making and trading activities. Any reduction in revenues or any loss resulting from these factors could have a material adverse effect on our business, financial condition and operating results.

We depend significantly on a limited group of customers.

Based on management’s assessment of our business, we believe that a small number of our customers account for a significant portion of our revenues in each of our businesses. We are unable to measure the level of this concentration because our dealing activities do not permit us to quantify revenues generated by each customer. We expect a significant portion of the future demand for each of our market-making and trading services to remain concentrated within a limited number of customers. None of these customers is obligated contractually to use our market-making or trading services. Accordingly, these customers may direct their trading activities to other market-makers or traders at any time. The loss of or a significant reduction in demand for our services from any of these customers could have a material adverse effect on our business, financial condition and operating results.

We depend on our ability to attract and retain key personnel.

Competition for key personnel and other highly qualified management, sales, trading, compliance and technical personnel is significant. We cannot assure you that we will be able to retain our key personnel. We cannot assure you that we will be able to attract, assimilate or retain other highly qualified personnel in the future. The loss of the services of any of our key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could have a material adverse effect on our business, financial condition and operating results.

From time to time, other companies in the financial sector have experienced losses of sales and trading professionals. The level of competition to attract these professionals is intense. We cannot assure you that we will not lose professionals due to increased competition or other factors in the future. The loss of a sales and trading professional, particularly a senior professional with broad industry expertise, could have a material adverse affect on our business, financial condition and operating results.

We depend significantly on our computer and communications systems.

Our market-making and trading activities depend on the integrity and performance of the computer and communications systems supporting them. Extraordinary trading volumes or other events could cause our computer systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our computer systems or any other systems in the trading process could cause customers to suffer delays in trading. These delays could cause substantial losses for customers and could subject us to claims from customers for losses. We cannot assure you that our network protections will work. Our systems may also fail as a result of:

•	hurricanes, tornados, fires or other natural disasters;

•	power or telecommunications failures;

•	acts of God;

•	computer hacking activities;

•	terrorism; or

•	war.

Any computer or communications system failure or decrease in computer systems performance that causes interruptions in our operations could have a material adverse effect on our business, financial condition and operating results.

We are subject to extensive government regulation.

The securities industry is subject to extensive regulation under federal, state and foreign laws. In addition, the Securities and Exchange Commission, the National Association of Securities Dealers, other self-regulatory organizations, commonly referred to as SROs, state securities commissions, and foreign securities regulators require strict compliance with their respective rules and regulations. These regulatory bodies are responsible for safeguarding the integrity of the securities markets and protecting the interests of participants in those markets. As a securities broker-dealer, we are subject to regulation concerning certain aspects of our business, including:

•	trade practices;

•	capital structure;

•	record retention; and

•	the conduct of our directors, officers and employees.

Failure to comply with any of these laws, rules or regulations could result in adverse consequences. We and certain of our officers and employees, have, in the past, been subject to claims arising from acts in contravention of these laws, rules and regulations. These claims have resulted in the payment of fines and settlements. We cannot assure you that we and our officers and other employees will not, in the future, be subject to similar claims. An adverse ruling against us or our officers and other employees could result in our or our officers and other employees being required to pay a substantial fine or settlement and could result in suspension or expulsion. This could have a material adverse effect on our business, financial condition and operating results.

The regulatory environment in which we operate is subject to change. New or revised legislation or regulations imposed by the SEC, other United States or foreign governmental regulatory authorities, SROs or the NASD could have a material adverse effect on our business, financial condition and operating results. Changes in the interpretation or enforcement of existing laws and rules by these governmental authorities, SROs and the NASD could also have a material adverse effect on our business, financial condition and operating results.

Additional regulation, changes in existing laws and rules, or changes in interpretations or enforcement of existing laws and rules often directly affect securities firms. We cannot predict what effect any such changes might have. Our business, financial condition and operating results may be materially affected by both regulations that are directly applicable to us and regulations of general application. Our level of trading and market-making activities can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

We are subject to net capital requirements.

The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities brokers. These rules include the SEC’s Uniform Net Capital Rules. The net capital rules govern the net capital requirements of our broker-dealer subsidiary. Failure to maintain the required net capital may subject this subsidiary to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD and other regulatory bodies. In addition, a change in the net capital rules, the imposition of new rules or any unusually large charge against net capital could limit our operations that require the intensive use of capital. They could also restrict our ability to withdraw capital from our brokerage subsidiary. Any limitation on our ability to withdraw capital could limit our ability to pay cash dividends, repay debt and repurchase shares of our outstanding stock. A significant operating loss or any unusually large charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and operating results.

We are subject to risks relating to litigation and potential securities laws liability.

Many aspects of our business involve substantial risks of liability. A market maker is exposed to substantial liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and the NASD. We are also subject to the risks of litigation and claims that may be without merit. As we intend to defend actively any such litigation, significant legal expenses could be incurred. An adverse resolution of any future lawsuits or claims against us could have a material adverse effect on our business, financial condition and operating results.

We may be subject to potentially large claims for violations of environmental laws.

Our base metals trading business may be subject to potential claims under certain federal, state and foreign environmental laws. This business involves the purchase and sale of base metals such as lead and other potentially hazardous materials. As part of this business, we engage third parties located both in the United States and in other countries to acquire, store, transport and recycle used automotive and industrial batteries on our behalf. In the event that these third parties fail to comply with federal, state or foreign environmental laws in handling or disposing of these batteries and other hazardous substances used in or arising from the recycling of these batteries, we may be exposed to claims for the cost of remediating sites impacted by such improper handling and disposal, as well as other related costs. We seek to mitigate this risk by dealing with third parties who we believe are in compliance with applicable laws and who have established reputations in the industry.

We are subject to intense competition.

We derive substantially all of our revenues from market-making and trading activities. The market for these services, particularly market-making services through electronic communications gateways, is rapidly evolving and intensely competitive. We expect competition to continue and intensify in the future. We compete primarily with wholesale, national, and regional broker-dealers, as well as electronic communications networks. We compete primarily on the basis of our expertise and quality of service.

A number of our competitors have significantly greater financial, technical, marketing and other resources than we have. Some of them may:

•	offer alternative forms of financial intermediation as a result of superior technology and greater availability of information;

•	offer a wider range of services and products than we offer;

•	have greater name recognition; and

•	have more extensive customer bases.

These competitors may be able to respond more quickly to new or evolving opportunities and customer requirements. They may also be able to undertake more extensive promotional activities and offer more attractive terms to customers. Recent advances in computing and communications technology are substantially changing the means by which market-making services are delivered, including more direct access on-line to a wide variety of services and information. This has created demand for more sophisticated levels of customer service. Providing these services may entail considerable cost without an offsetting increase in revenues. In addition, current and potential competitors have established or may establish cooperative relationships or may consolidate to enhance their services and products. New competitors or alliances among competitors may emerge and they may acquire significant market share.

We cannot assure you that we will be able to compete effectively with current or future competitors or that the competitive pressures we face will not have a material adverse effect on our business, financial condition and operating results.

Certain provisions of Delaware law and our charter may adversely affect the rights of holders of our common stock and make a takeover of us more difficult.

We are organized under the laws of the State of Delaware. Certain provisions of Delaware law may have the effect of delaying or preventing a change in control. In addition, certain provisions of our certificate of incorporation may have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. Our certificate of incorporation authorizes the board to determine the terms of our unissued series of preferred stock and to fix the number of shares of any series of preferred stock without any vote or action by our stockholders. As a result, the board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. In addition, the issuance of preferred stock may have the effect of delaying or preventing a change of control, because the rights given to the holders of a series of preferred stock may prohibit a merger, reorganization, sale, liquidation or other extraordinary corporate transaction.

Our stock price is subject to volatility.

The market price of our common stock has been and can be expected to be subject to fluctuation as a result of a variety of factors, many of which are beyond our control, including:

•	actual or anticipated variations in our results of operations;

•	announcements of new products by us or our competitors;

•	technological innovations by us or our competitors;

•	changes in earnings estimates or buy/sell recommendations by financial analysts;

•	the operating and stock price performance of other companies;

•	general market conditions or conditions specific in specific markets;

•	conditions or trends affecting our industry or the economy generally;

•	announcements relating to strategic relationships or acquisitions; and

•	risk factors and uncertainties set forth elsewhere in this prospectus.

Because of this volatility, we may fail to meet the expectations of our stockholders or of securities analysts, and the trading prices of our common stock could decline as a result. In addition, any negative change in the public’s perception of the securities industry could depress our stock price regardless of our operating results.

Future sales by existing stockholders could depress the market price of our common stock.

If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. As of March 31, 2007, we had 8,150,253 outstanding shares of common stock. These shares are eligible for sale in the public market as follows:

•	approximately 3,812,881 shares are held by non-affiliates and may be freely sold into the public market;

•	approximately 1,021,651 shares are held by affiliates and may be sold into the public market subject to the requirements under Rule 144; and

•	approximately 3,315,721 shares are held by affiliates and may be sold into the public market pursuant to a registration statement which we previously filed.

Two of our officers, Sean O’Connor and Scott Branch, have agreed to restrict the sale of the shares of our common stock owned by them. They beneficially own 1,809,681 outstanding shares, or 22.2% of the total shares outstanding as of March 31, 2007. These restrictions will expire upon the repayment of our senior subordinated convertible notes. The agreement contains several exceptions which permit each officer to sell these shares in limited amounts and/or under limited circumstances. These exceptions include the ability to sell up to 20,000 shares prior to September 30, 2007 and up to 20,000 shares in each calendar quarter thereafter, plus additional shares in any period provided certain pricing or other conditions are satisfied.

FORWARD LOOKING STATEMENTS

This prospectus includes forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control, including adverse changes in economic, political and market conditions, losses from our market-making and trading activities arising from counter-party failures and changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of federal and state securities laws and the impact of changes in technology in the securities and commodities brokerage industries. Although we believe that our forward-looking statements are based upon reasonable assumptions regarding our business, future market conditions, there can be no assurances that our actual results will not differ materially from any results expressed or implied by our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

USE OF PROCEEDS

The selling stockholders will receive all of the net proceeds from the sale of common stock pursuant to this prospectus. We will receive no such proceeds.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders consist of shares issued to selling stockholders under the Framework Agreement dated April 30, 2007 between us and the selling stockholders in connection with our acquisition of the Gainvest group of companies. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder as of July 10, 2007. The third column lists the shares of common stock being offered by this prospectus by each selling stockholder. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Owned After Offering
Hernan Fernando Lopez Leon (1)	32,691	32,691	0
Orlando Francisco Parisi (2)	27,591	27,591	0
Miguel Canale (3)	6,136	6,136	0
Nora Edith Zylberlicht de Trotta (4)	11,707	11,707	0

(1)	Mr. Lopez Leon was an executive and shareholder of the Gainvest group of companies prior to our acquisition of these companies.

(2)	Mr. Parisi was an executive and shareholder of the Gainvest group of companies prior to our acquisition of these companies. Mr. Parisi currently serves as a director of the Gainvest companies. He also acts as a consultant to the Gainvest group of companies.

(3)	Mr. Canale was a shareholder of the Gainvest group of companies prior to our acquisition of these companies.

(4)	Ms. Zylberlicht de Trotta was an executive and shareholder of the Gainvest group of companies prior to our acquisition of these companies. Ms. Zylberlicht de Trotta currently serves as President and a director of the Gainvest companies.

PLAN OF DISTRIBUTION

We are registering the shares of common stock to permit the resale of these shares by the selling stockholders. These resales will occur from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of these shares. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Shutts & Bowen, LLP, Miami, Florida.

EXPERTS

The consolidated financial statements of International Assets Holding Corporation and subsidiaries as of September 30, 2006 and 2005 and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Rothstein Kass & Company, P.C., independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, under which we file periodic reports, proxy and information statements and other information with the SEC. Copies of the reports, proxy and information statements and other information may be examined without charge at the Public Reference Section of the SEC. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding companies, such as us, that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have “incorporated by reference” into this prospectus certain information that we file with the SEC. This means that we can disclose important business, financial and other information in this prospectus by referring you to the documents containing this information. All information incorporated by reference is deemed to be part of this prospectus, unless and until that information is updated and superseded by the information contained in this prospectus or any information filed with the SEC and incorporated later. Any information that we subsequently file with the SEC that is incorporated by reference as described below will automatically update and supersede any previous information that is part of this prospectus.

We incorporate by reference into this prospectus our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), or 15(d) of the Exchange Act until this offering is completed (other than any information furnished under or in connection with either Item 9 or Item 12 of any Current Report on Form 8-K):

International Assets Holding Corporation

SEC Filings

(File No. 000-23554)	Period or Date
Annual Report on Form 10-KSB	Fiscal year ended September 30, 2006

Quarterly Report on Form 10-Q	Quarterly period ended December 31, 2006

Quarterly Report on Form 10-Q	Quarterly period ended March 31, 2007

Current Report on Form 8-K	Filed on February 21, 2007

Current Report on Form 8-K	Filed on February 28, 2007

Current Report on Form 8-K/A	Filed on March 1, 2007

Current Report on Form 8-K	Filed on March 2, 2007

Current Report on Form 8-K	Filed on March 16, 2007

Current Report on Form 8-K	Filed on May 7, 2007

Current Report on Form 8-K	Filed on May 16, 2007

Description of our common stock as set forth in our registration statement on Form SB-2 and all amendments thereto	Filed on February 2, 1994, and all amendments thereto amendments thereto

We will provide without charge to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). Requests should be directed to:

International Assets Holding Corporation

220 E. Central Parkway, Suite 2060

Altamonte Springs, Florida 32701

Tel: (407) 741-5300

Attention: Nancey McMurtry

Our website is at http://www.intlassets.com. Information on our website is not a part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth the aggregate expenses paid or to be paid by the registrant in connection with the issuance and distribution of the securities being registered. All amounts indicated are estimates, other than the registration fee.

Securities and Exchange Commission registration fee	$56
Accounting fees and expenses	$10,000
Printing and engraving	$1,000
Legal fees and expenses	$6,000
Miscellaneous	$1,000

Total	$19,056
Item 15.	Indemnification of Directors and Officers

Articles of Incorporation

Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, we are required to indemnify any present or former officer or director against expenses reasonably incurred by the officer or director in connection with legal proceedings in which the officer or director becomes involved by reason of being an officer or director if the officer or director is successful in the defense of such proceedings. Section 145 also provides that we may indemnify an officer or director in connection with a proceeding against which he or she is not successful in defending if it is determined that the officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to our best interests, and in the case of a criminal action, if it is determined that the officer or director had no reasonable cause to believe his or her conduct was unlawful. Liabilities for which an officer or director may be indemnified include amounts paid in satisfaction of settlements, judgments, fines and other expenses incurred in connection with such proceedings. In a stockholder derivative action, no indemnification may be paid in respect of any claim, issue or matter as to which the officer or director has been adjudged to be liable to us (except for expenses allowed by a court).

Pursuant to the provisions of Article VII of our bylaws, we are required to indemnify our officers or directors to a greater extent than under the current provisions of Section 145 of the Delaware General Corporation Law. Except with respect to stockholder derivative actions, our bylaws generally state that an officer or director will be indemnified against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by the officer or director in connection with any threatened, pending or completed action, suit or proceeding, provided that (i) such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests; and (ii) with respect to criminal actions or proceedings, such officer or director had no reasonable cause to believe his conduct was unlawful. With respect to stockholder derivative actions, our bylaws generally state that an officer or director will be indemnified against expenses actually and reasonably incurred by the officer or director in connection with the defense or settlement of any threatened, pending or completed action or suit provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, except that no indemnification (except for indemnification allowed by a court) will be made with respect to any claim, issue or matter as to which such officer or director has been adjudged to be liable for negligence or misconduct in the performance of the officers or director’s duty to us. Our bylaws also provide that under certain circumstances, we will advance expenses for the defense of any action for which indemnification may be available.

Additionally, pursuant our certificate of incorporation, a director is not personally liable to us or any of our stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability resulting from (i) any breach of the director’s duty of loyalty to us or to our stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) violation of Section 174 of the Delaware General Corporation Law, which generally holds directors liable for unlawful dividends, stock purchases or stock redemptions in the event of our dissolution or insolvency; or (iv) any transaction from which the director derived an improper personal benefit.

The indemnification provided by the Delaware General Corporation Law, our certificate of incorporation, and our bylaws is not exclusive of any other rights to which our directors or officers may be entitled. We also carry directors’ and officers’ liability insurance.

Item 16.	Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Description

3.1	Certificate of Incorporation (incorporated by reference from the Company’s Quarterly Report on Form 10-QSB as filed with the SEC on May 17, 2004).

3.2	By Laws (incorporated by reference from the Company’s Registration Statement on Form SB-2 as filed with the SEC on February 2, 1994).

5.1	Opinion of Shutts & Bowen LLP.

23.1	Consent of Rothstein Kass & Company, P.C.

23.2	Consent of Shutts & Bowen, LLP (included in Exhibit 5.1).

24.1	Power of Attorney of certain directors and officers of International Assets Holding Corporation. (See Page II – 5 of this Registration Statement.)

99.1	Framework Agreement dated April 30, 2007, by and between the Company and the shareholders of the Gainvest companies named therein (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2007).

Item 17.	Undertakings

1. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a) To include any prospectus required by Section 10(a)(3) of the Securities Act,

(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(c) To include any additional or changed material information with respect to the plan of distribution;

provided, however, that paragraphs (a) and (b) do not apply if the registration statement is on Form S-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Orlando, Florida, on July 16, 2007.

INTERNATIONAL ASSETS HOLDING CORPORATION

By:	/s/ Sean M. O’Connor
Sean M. O’Connor, Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Sean M. O’Connor and Scott J. Branch, and each of them severally, the undersigned’s true and lawful attorneys-in-fact and agents with full power of substitution, for the undersigned and in the undersigned’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott J. Branch Scott J. Branch	Director and President	July 16, 2007

/s/ John M. Fowler John M. Fowler	Director	July 16, 2007

/s/ Robert A. Miller Robert A. Miller	Director	July 16, 2007

/s/ Sean M. O’Connor Sean M. O’Connor	Director and Chief Executive Officer	July 16, 2007

/s/ John Radziwill John Radziwill	Director	July 16, 2007

/s/ Brian Sephton Brian Sephton	Chief Financial Officer and Treasurer	July 16, 2007

/s/ Diego J. Vieta Diego J. Veita	Director and Chairman of the Board	July 16, 2007

/s/ Justin R. Wheeler Justin R. Wheeler	Director	July 16, 2007

EXHIBIT INDEX

Exhibit Number	Description

5.1	Opinion of Shutts & Bowen LLP

23.1	Consent of Rothstein Kass & Company, P.C.